SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GALAXY NUTRITIONAL FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number)

Leonard, Street and Deinard, P.A.
Attn: Mark S. Weitz, Esq.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 36317Q 10 4

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Galaxy Partners, LLC 26-3143190

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,811,120

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,811,120

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

CUSIP No. 36317Q 10 4

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Timothy S. Krieger N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,811,120(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,811,120(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.1%

14	Type of Reporting Person OO

(1) Represents or includes 13,811,120 shares held by Galaxy Partners, L.L.C. (“Galaxy Partners”).  Tim Krieger is a member and the sole manager and governor of Galaxy Partners, and as such may be deemed to have shared voting and dispositive power of the shares held by Galaxy Partners.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”) of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5955 T.G. Lee Blvd. Suite 201, Orlando, Florida 32822.

Item 2.	Identity and Background.

(a) – (c)

This Statement is being filed by Galaxy Partners, L.L.C. (“Galaxy Partners”) and Tim Krieger (each a “Reporting Person” and collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 13,811,120 shares of Common Stock, representing approximately 51.1% of the shares of the Issuer’s Common Stock presently outstanding.

Galaxy Partners is a Minnesota limited liability company formed to acquire shares in the Issuer.  The address of the principal business and principal office of Galaxy Partners is 17725 Juniper Path, Lakeville, MN 55044.

Tim Krieger is a member of Galaxy Partners.  Mr. Krieger’s principal occupation is President and CEO of Twin Cities Power, LLC and Treasurer and Secretary of Fairway Dairy & Ingredients, LLC.  His principal business address is 17725 Juniper Path, Lakeville, MN 55044.

Robert Schachter is a member of Galaxy Partners.  Mr. Schachter’s principal occupation is a grain trader and his principal business address is 15446 Village Woods Drive, Eden Prairie, MN 55347.

Kevin C. Hilger is a member of Galaxy Partners.  Mr. Hilger’s principal occupation is a grain trader and his address is 5327 Kings Crossing, Brooklyn Park, MN 55443

Mark E. Teinen is a member of Galaxy Partners.  Mr. Teinen’s principal occupation is a grain trader and his address is 5300 Glenbrae Circle, Edina, MN 55436.

Michael Tufte is a member of Galaxy Partners.  Mr. Tufte’s principal occupation is Vice President, Treasurer and Secretary of Twin Cities Power, L.L.C. and his address is 1216 Cedar Lake Road South, Minneapolis, MN 55416.

DBJ 2001 Holdings, LLC is a member of Galaxy Partners and is a Minnesota limited liability company that was formed to hold private investments and securities.  David B. Johnson is the President of DBJ 2001 Holdings, LLC.  David B. Johnson is the Chief Executive Officer of CedarPoint Capital, LLC, a registered broker-dealer.  The principal business address for DBJ 2001 Holdings, LLC, David B. Johnson and CedarPoint Capital, LLC is 150 South Fifth Street, Suite 1320, Minneapolis, MN 55402.

Michael D. Slyce is a member of Galaxy Partners.  Mr. Slyce’s principal occupation is customer team leader for John Morrell & Company and his address is 2568 North Saunders Lake Drive Minnetrista, MN 55364.

(d) – (e)

During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Each natural person identified in Item 2 is a citizen of the United States.  Galaxy Partners is a Minnesota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Galaxy Partners acquired its Common Stock in the Issuer in a transaction concluded on November 19, 2008 and effective as of November 18, 2008.  The Issuer, Frederick DeLuca (“DeLuca”) and Galaxy Partners entered into a Stock Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, in exchange for the sum of $5 million, DeLuca sold 3,869,842 of his shares of the Issuer’s common stock and assigned all of his right, title and interest in and to a promissory note dated July 19, 2006, as amended, in the principal amount of $2,685,104.17 (the “Convertible Note”). The Convertible Note had accrued interest at 12.5% per annum.  Principal, together with any accrued and unpaid interest, on the Convertible Note was convertible at any time prior to payment into shares of the Issuer's common stock at a conversion price of $0.35 per share.  In connection with the Purchase Agreement, Galaxy Partners converted all of the outstanding principal and accrued interest under the Convertible Note into 9,941,278 shares of common stock of the Issuer (the “Shares”). In consideration of the conversion of the Convertible Note, the Issuer agreed to expand the size of the Board from 4 to 7 members and elected three designees of Galaxy Partners to the Board, Messrs. Tim Krieger, David B. Johnson and Michael D. Slyce.

In connection with the Purchase Agreement, Galaxy Partners obtained financing in the amount of $5,500,000 (the “Financing”) from Robert O. Schachter (“Schachter”), who is also a member of Galaxy Partners.  Pursuant to the terms of the Financing, the membership interests of Galaxy Partners owned by the majority of the remaining members of Galaxy Partners were pledged to Schachter.

Item 4.	Purpose of Transaction.

Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes. The Reporting Persons may (i) acquire additional Shares in privately negotiated transactions or open market purchases, (ii) sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that any Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current definitive plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that such persons who are directors of the Issuer, acting solely in their capacity as a director, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time any Reporting Person may (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, including making proposals to the Issuer concerning changes to the capitalization, organizational documents, ownership structure, management and/or board composition or operations of the Issuer, recommending the Issuer complete a reverse split of, or a self-tender for, its outstanding stock in order for it to terminate registration of its common stock, making an offer to purchase the Issuer, encouraging the sale of the Issuer or other fundamental corporate changes, or changing their intention with respect to any and all matters referred to in this Item 4, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)                                  All information as to percentage ownership of the Issuer’s Common Stock set forth in this Statement is as of the date hereof, based upon the 27,051,294 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 19, 2008 in its Form 8-K filed with the Securities and Exchange Commission on November 21, 2008 (the “Issued and Outstanding Shares”).

Galaxy Partners beneficially owns 13,811,120 shares of Common Stock, constituting approximately 51.1% of the Issued and Outstanding Shares.

As the sole manager and governor of Galaxy Partners, Tim Krieger may be deemed to have shared voting and dispositive power of the 13,811,120 shares of Common Stock (51.1% of the Issued and Outstanding Shares) held by Galaxy Partners.

(b)                                 Galaxy Partners is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  Mr. Krieger, by reason of his position as the sole manager and governor of Galaxy Partners, has shared authority to vote and dispose of the shares of Common Stock of Galaxy Partners, but he disclaims beneficial ownership of such shares.

(c)                                  No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing, except to the extent disclosed herein Item 3 and incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See disclosure in Item 3 regarding the Stock Purchase Agreement between Galaxy Partners and DeLuca and the loan made by Robert Schachter to Galaxy Partners.

On September 30, 2008, David H. Lipka, Chairman of the Board of the Company (“Lipka”), entered into a Consultant Agreement by and among Lipka, Galaxy Partners and Fairway Dairy and Ingredients LLC, an affiliate of Galaxy Partners (“Fairway”).  Under the Consulting Agreement, Lipka has been engaged as an independent consultant of Galaxy Partners to serve as, and in the capacity of, an adviser and consultant to the management of Galaxy Partners and Fairway.  The consulting agreement has a term of 3 years.  In exchange for his services, Lipka is to receive aggregate consideration of $500,000, $300,000 of which was paid by Galaxy Partners on November 19, 2008.  In consideration of the consulting arrangement, Mr. Lipka agreed to waive his rights under the Issuer’s 2007 Stay Bonus, Severance Bonus and Sales Plan.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated as of November 26, 2008, by and among the Reporting Persons.
Exhibit B:	Power of Attorney for the Reporting Persons dated as of November 26, 2008.
Exhibit C:	Stock Purchase Agreement by and among Galaxy Partners, L.L.C., Galaxy Nutritional Foods, Inc., and Frederick DeLuca, dated as of November 18, 2008(2)
Exhibit D:	Promissory Note, dated November 6, 2008, between Galaxy Partners and Robert Schachter
Exhibit E-1:	Membership Interest Pledge and Security Agreement, and Guaranty, dated November 6, 2008, between Timothy Krieger and Robert Schachter
Exhibit E-2:	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael Tufte and Robert Schachter

(2) Incorporated by reference from Exhibit 10.1 of Galaxy Nutritional Foods, Inc. Form 8-K filed on November 21, 2008.

Exhibit E-3:	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between DBJ Holdings 2001 Holdings, LLC and Robert Schachter
Exhibit E-4:	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael D. Slyce and Robert Schachter
Exhibit F:	Consulting Agreement by and among Galaxy Partners, L.L.C., Fairway Dairy and Ingredients LLC, and David Lipka dated as of September 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 28, 2008

Galaxy Partners, L.L.C.

By:	/s/ Tim Krieger
Tim Krieger, Chief Manager

/s/ Tim Krieger
Tim Krieger

EXHIBIT A

JOINT FILING AGREEMENT

Each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Galaxy Nutritional Foods, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 26th day of November 2008.

GALAXY PARTNERS, L.LC.

/s/ Tim Krieger
Tim Krieger, Chief Manager

/s/ Tim Krieger
Tim Krieger

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned hereby appoints Mark S. Weitz or Jill R. Radloff, or any of them, his or its true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed as a result of the undersigned’s beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by any of the undersigned or any of their affiliates in Galaxy Nutritional Foods, Inc., and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Mark S. Weitz or Jill R. Radloff, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

IN WITNESS WHEREOF, the undersigned has duly executed this Power of Attorney as of this 26th day of November, 2008.

GALAXY PARTNERS, L.LC.

/s/ Tim Krieger
Tim Krieger, Chief Manager

/s/ Tim Krieger
Tim Krieger

EXHIBIT D

PROMISSORY NOTE

$5,500,000.00	November 6, 2008
Minneapolis, Minnesota

FOR VALUE RECEIVED, Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Maker”), hereby promises to pay to the order of Robert O. Schachter, a Minnesota resident (the “Holder”) the sum of Five Million Five Hundred Thousand and No/100th Dollars ($5,500,000.00) in lawful money of the United States of America with interest at a rate equal to ten and 91/100 percent (10.91%) (computed on the basis of actual days elapsed in a 365 day year) on the unpaid balance hereof, with principal and accrued interest thereon to be paid as follows:

1.                                       Accrued interest in the amount of One Hundred Fifty Thousand and No/100th Dollars ($150,000) shall be due and payable on each of the following dates:  February 18, 2009, May 18, 2009 and August 18, 2009.

2.                                       The unpaid principal balance of this Note and all interest accrued thereon shall be due and payable on November 18, 2009 (“Maturity Date”).  Notwithstanding anything to the contrary herein, Holder shall have the right to declare the unpaid principal balance of this Note and all accrued interest thereon to be immediately due and payable (i) upon the institution of bankruptcy, reorganization, arrangement, insolvency or other proceedings for relief under any bankruptcy or similar laws for relief of debtors, whether such proceedings are instituted by or against the Maker; or (ii) if any payment of interest or principal is not paid on the date it is due.

3.                                       Each payment on this Note shall be applied first to accrued and unpaid interest and the balance to principal, with reductions of principal payments to be made in reverse order in which such payments are due.

4.                                       The Maker agrees to pay this Note and, in the event of default, all costs of collection, including reasonable attorneys’ fees.  The Maker and each endorser and guarantor of the Note hereby waive presentment or other demand for payment, protest and notice of dishonor, and exonerate the Holder hereof from any and all duty and obligation to make demand on anyone for payment or to give notice to anyone of non-payment hereof.

5.                                       This Note shall be deemed a contract made under, and this Note and the rights, obligations and duties of the parties hereto shall be governed by, the laws of the State of Minnesota.

6.                                       Notwithstanding anything to the contrary in this Note, in the event the Note is not paid in full on the Maturity Date, then interest shall be payable on the whole of the unpaid principal balance at an annual rate of interest (the “Default Rate”) the lesser of (a) twenty percent (20%), or (b) the highest interest rate allowed by law.

7.                                       This Note is secured by that certain Guaranty dated of even date herewith by and between Holder and Timothy Krieger and that certain Membership Interest Pledge and Security Agreement dated of even date herewith by and between Holder and Timothy Krieger.

8.                                       No delay on the part of the Holder in exercising any right or remedy hereunder shall operate as a waiver of or preclude the exercise of such right or remedy or of any other remedy under this Note.  No waiver by the Holder shall be effective unless in writing signed by the Holder.  A waiver on one occasion shall not be construed as a waiver of any such right or remedy on a future occasion.

9.                                       This Note may be amended, modified, discharged, or changed only by an instrument in writing and signed by the party against whom enforcement of any such amendment, modification, discharge, or change is sought.

10.                                 The rights and remedies of Holder as provided in this Note shall be cumulative and concurrent, and may be pursued singly, successively, or together against Maker, any collateral, and any other funds, property, or security held by Holder for the payment of the indebtedness due under this Note.  The failure to exercise any such right or remedy shall in no event be construed as a waiver or release of such rights or remedies or of the right to exercise them at any later time.

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Timothy Krieger, Chief Manager

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EXHIBIT E-1

MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT

THIS MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT is made and entered into on the 6th day of November, 2008, by and among Timothy Krieger, a resident of the State of Minnesota (the “Pledgor”), Robert O. Schachter, a resident of the State of Minnesota (the “Pledgee”).

WHEREAS, contemporaneously herewith, the Pledgee is lending to Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Company”), Five Million Five Hundred thousand and 00/100th Dollars ($5,500,000) of cash subject to the terms and conditions of the Promissory Note dated of even date herewith (the “Promissory Note”);

WHEREAS, Pledgor is a member of the Company and will derive direct financial benefit from the Promissory Note;

WHEREAS, Pledgor has entered into that certain Guaranty of even date herewith in favor of Pledgee guaranteeing the obligations under the Promissory Note;

WHEREAS, to induce the Pledgee to enter into the Promissory Note with the Company, Pledgor has further agreed to pledge all of his membership interests now owned or hereafter acquired, in the Company, Twin Cities Power, L.L.C. and Fairway Dairy & Ingredients, L.L.C., each a Minnesota limited liability company (the “Membership Interest”) to the Pledgee as security for the full and faithful payment and performance of the Company’s obligations under the Promissory Note and Pledgor’s performance under the Guaranty and all renewals, refinancings and extensions thereof and any and all other obligations of the Company to the Pledgee (all such debts, liabilities and obligations are hereinafter collectively referred to as the “Obligations”).

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Pledge.  To secure the payment and performance of the Obligations, Pledgor hereby grants a security interest to the Pledgee in and to the Membership Interest, together with all additions thereto, substitutions therefor, proceeds thereof and all distributions, income and dividends with respect thereto as well as all rights in connection with the foregoing (collectively, the “Collateral”).

2.             Release of Collateral.  Upon the full and faithful payment and performance of the Obligations by the Pledgor and Company, Pledgee shall release all of his rights hereunder in and to the Collateral.

3.             Security Interest.  As security for the payment of all obligations owed by the Pledgor to the Pledgee under the Promissory Note, Pledgor hereby pledges, assigns, hypothecates, delivers and sets over to Pledgee all of the Collateral, and hereby grants to Pledgee a first priority lien on and security interest in all of the Collateral and all proceeds thereof, until such time as all amounts currently owed or hereinafter owing to Pledgee by the Company under the Promissory Note are paid in full.  In furtherance of such pledge, Pledgor shall deliver to Pledgee the original membership certificates representing all of the Collateral, together with Assignments Separate from Certificate executed in blank.  Pledgee shall hold such certificates and such assignments solely for purposes of perfecting the security interest granted hereunder and exercising his remedies under Section 4 hereof, and shall return the same to Pledgor upon payment in full of the Promissory Note.

Pledgor will execute and deliver in such manner and form as the Pledgee may reasonably require, or permit the Pledgee to file and record, any financing statements or other documents that Pledgee may reasonably request in order to perfect his security interest in the Collateral or to exercise and enforce his rights hereunder with respect to the Collateral.  The parties agree that a carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed as such.

4.             Events of Default.  Each of the following occurrences shall constitute an event of default under this Agreement (herein called “Event of Default”):

a.             The Company or Pledgor shall fail to pay any or all of the Obligations when due and shall fail to cure such default within the period of time provided for in the Promissory Note;

b.             The Pledgor or the Company shall fail to observe or perform any covenant or agreement herein binding on him/it or shall be in default under any other agreement between him/it and the Pledgee;

c.             Any representation or warranty by Pledgor or the Company set forth in this Agreement or made to Pledgee in any financial statements or reports submitted to Pledgee by or on behalf of the Pledgor or the Company shall prove materially false or misleading;

d.             A garnishment summons or a writ of attachment is issued against or served upon the Pledgee for the attachment of any property of the Pledgor or the Company or any indebtedness owing to Pledgor or the Company; or

e.             The Pledgor or the Company shall (i) be or become insolvent (however defined); (ii) voluntarily file, or have filed against them involuntarily, a petition under the United States Bankruptcy Code; or (iii) dissolve or liquidate.

5.             Remedies Upon Default.  Upon the occurrence of an Event of Default, the Pledgee may exercise in addition to any of the rights and remedies a secured party can assert under the Minnesota Uniform Commercial Code as now in effect, and to the extent not inconsistent with non-waivable provisions thereof, any one or more of the following rights and remedies, without having to give notice except as is hereinafter specifically provided:

a.             Any or all of the Collateral held by Pledgee hereunder may, at the option of Pledgee and in addition to any other rights Pledgee may possess in such event, be registered in the name of Pledgee or his nominees, as pledgees, and Pledgee or his nominees may thereafter, without notice, exercise all voting and other rights, privileges and options pertaining to any of

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the Collateral as if he were the absolute owner thereof, including without limitation the right to receive distributions payable thereon, and the right to exchange, at his discretion, any and all of the Collateral all without liability except to account for property actually received by him, and any and all voting and other rights, but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

b.             All distributions with respect to any of the Collateral shall be paid to Pledgee to be held by Pledgee as additional security hereunder until applied to any amounts owing by the Pledgor to Pledgee pursuant hereto or pursuant to the Promissory Note.

c.             Pledgee, without demand of performance or other demand, advertisement or notice of any kind to or upon Pledgor or any other person (all and each of which demands, advertisements and/or notices are, to the extent permitted by law, hereby expressly waived), may exercise any and all rights of a secured creditor under the Uniform Commercial Code as in effect in the State of Minnesota.  Nothing contained herein shall be deemed to limit or restrict any other remedy available to Pledgee.

d.             The parties hereto agree that any disposition or retention of all or any part of the Collateral in the manner as set forth in this paragraph 5 shall be deemed to be fair and commercially reasonable.

6.             Application of Proceeds.  The proceeds from the sale of all or any part of the Collateral and any other cash or property at any time held by the Pledgee under this Agreement shall be applied by Pledgee (i) first, to the payment of all costs and expenses, including reasonable attorney’s fees and disbursements of counsel, incurred by Pledgee and counsel in connection with such sale and/or in collecting the Obligations; (ii) second, to the payment of the principal amount and interest, accrued to the date of the application of such proceeds, and other consideration included in the Obligations equally and ratably, without preference or priority; and (iii) finally, to the payment to Pledgor or his successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds and cash.

7.             Deficiency.  If the proceeds of the sale or collection of or other realization upon the Collateral are insufficient to cover the costs and expenses of such realization and the payment in full of the Obligations, the Pledgor shall remain liable to the Pledgee for any deficiency.

8.             Expenses.  Pledgor agrees to pay or reimburse the Pledgee for all costs and expenses, including reasonable attorneys’ fees and disbursements of counsel, incurred by Pledgee in connection with the protection, defense or enforcement of this Agreement and/or in exercising any rights and remedies under this Agreement.

9.             Representations, Warranties and Covenants of Pledgor.  Pledgor hereby represents and warrants to, and covenants and agrees with Pledgee as follows:

a.             Pledgor, as of the date hereof, is the sole record and beneficial owner of the membership interest constituting the Collateral;

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b.             Pledgor has and shall maintain at all times during the term of this Agreement title to the Collateral, free and clear of all liens, charges, security interests and other encumbrances, except for the security interest granted hereby and any granted prior hereto;

c.             Pledgor has full power and authority to execute this Agreement, to perform his obligations hereunder and to subject the Collateral to the security interests granted hereby;

d.             During the term of this Agreement, Pledgor shall not take any action or fail to take any action which may cause the Company to violate any of the covenants contained herein;

e.             Upon Pledgor’s delivery of the Collateral to the Pledgee, this Agreement creates and grants a valid lien on and perfected security interest in the Collateral;

f.              So long as any of the Obligations remain unpaid or unperformed, Pledgor shall not sell, assign, transfer or otherwise dispose of or encumber all or any part of the Collateral without the prior written consent of the Pledgee; and

g.             Pledgor warrants and will defend Pledgee’s right, title, special property and security interest in and to the Collateral owned by Pledgor against the claims of any person, firm, corporation or other entity.

10.           Entire Agreement.  This Agreement contains the entire agreement of the parties hereto and supersedes all prior or contemporaneous agreements and understandings, oral or written, between the parties hereto with respect to subject matter hereof.

11.           Amendment.  No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all of the parties hereto.

12.           Successors and Assigns.  This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but except as otherwise expressly provided herein, nothing in this Agreement is to be construed as an authorization or right of any party to assign his rights or delegate his duties under this Agreement without the prior written consent of the other parties hereto.

13.           Governing Law.  This Agreement shall be deemed to be a contract made under and shall be construed, interpreted, governed by and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof.

14.           Assignment.  The Pledgee shall have the right to assign this Agreement and the security interest granted thereby in connection with an assignment of the Obligations.  Upon any such assignment, the assignee shall be entitled, upon notifying Pledgor of such assignment, to performance of all of Pledgor’s duties and obligations under this Agreement and the assignee shall be entitled to all of the rights and remedies of the Pledgee under this Agreement.

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15.           Notices.  All notices to be given pursuant to this Agreement shall be deemed sufficiently given if hand-delivered or sent by registered or certified mail, postage prepaid, to the parties hereto at the following addresses:

If to Pledgor:	Timothy Krieger
20300 Judicial Road
Prior Lake, Minnesota 55372

If to Pledgee:	Robert O. Schachter
15446 Village Woods Drive
Eden Prairie, Minnesota 55347

or to such other addresses as any party shall designate in a written notice to the other parties.  All such notices shall be effective upon delivery to the designated address.

16.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

17.           Severability.  The provisions of this Agreement shall be deemed severable and if any portion hereof shall be held invalid, illegal or unenforceable for any reason, the remainder shall not thereby be invalidated but shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day, month and year first above written.

[Signature page to follow]

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PLEDGOR:

/s/ Timothy Krieger
Timothy Krieger

PLEDGEE:

/s/ Robert O. Schachter
Robert O. Schachter

[Signature page to Membership Interest Pledge and Security Agreement by and between Timothy Krieger and Robert O. Schachter]

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GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT (this “Agreement”) is made and entered into as of the 6th day of November, 2008 (the “Effective Date”), by Timothy Krieger (the “Guarantor”).

WITNESSETH:

WHEREAS, simultaneously with the execution and delivery of this Agreement, Robert O. Schachter, a Minnesota resident (“Schachter”) is lending, pursuant to that certain Promissory Note of even date herewith, to Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Company”), Five Million Five Hundred Thousand and no/100th Dollars ($5,500,000) (the “Promissory Note”);

WHEREAS, Timothy Krieger is a member of the Company and will derive direct financial benefit from the Promissory Note;

WHEREAS, the Guarantor has agreed to guarantee all amounts (including all principal and accrued and unpaid interest) now or hereafter due from the Company to Schachter, including but not limited to the principal outstanding from time to time under the Promissory Note and any interest accrued thereon, (all amounts now or hereafter due from the Company to Schachter are hereinafter the “Obligations”), as specified below, on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.             Guaranty Agreement.

On the terms and subject to the conditions set forth herein the Guarantor hereby, irrevocably and unconditionally guarantees the full and timely payment when due, whether at maturity, by declaration, acceleration or otherwise, of the Obligations.  If the Company fails to pay all or any part of any Obligation when due, then immediately upon demand by Schachter, the Guarantor agrees to pay the Obligation then due.

This Agreement shall remain fully enforceable regardless of any defenses that the Company may assert on the underlying Obligations, including, but not limited to, failure of consideration, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction and usury.  The obligations of the Guarantor set forth in this Agreement shall extend to all amendments, supplements, modifications, renewals, replacements or extensions of any Obligation.

2.             Representations and Warranties.  The Guarantor hereby represents and warrants that (i) the execution, delivery and performance of this Agreement will not violate any law or any other material contract, agreement or understanding which is binding on the Guarantor; and (ii) this Guaranty is the valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws relating to or affecting creditors’ rights generally from time to time in effect.

3.             Further Assurances.  The parties hereto, after the execution of this Agreement, shall execute, acknowledge, and deliver any further assurances, documents, and instruments, reasonably requested by the other, and will take any other action consistent with the terms of this Agreement that may reasonably be requested.

4.             Governing Law; Venue.  This Agreement and all transactions contemplated hereby shall be governed, construed, and enforced in accordance with the laws of the State of Minnesota, and shall be treated in all respects as a State of Minnesota contract, without regard to any jurisdiction’s laws related to choice or conflict of laws.  Any proceeding to enforce, interpret, challenge the validity of, or recover for the breach of any provision of, this Agreement may be filed in any state or federal court having subject matter jurisdiction and located in Minneapolis, Minnesota.  In addition, Schachter shall be entitled to recover from the Guarantor all costs and expenses, including attorneys’ fees, litigation expenses and court costs, incurred in enforcing his rights hereunder regardless of whether a lawsuit is commenced.

5.             Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto, his successors and assigns; provided, however, no party hereto may assign his rights or obligations hereunder without the prior written consent of the other party hereto.

6.             Amendment.  No amendment of or waiver under this Agreement or any rights of the parties hereunder shall be effective with respect to any party unless amended, waived or consented to in writing by such party.

7.             Expenses.  Each of the parties hereto shall pay his expenses and costs incurred or to be incurred by him in negotiating and carrying out this Agreement, including, without limitation, all legal and accounting fees.

8.             The undersigned waives presentment, demand for payment, notice of dishonor or nonpayment, and protest of any instrument evidencing the Obligations.  Schachter shall not be required first to resort for payment of the Obligations to the Company or other persons or their properties, or first to enforce, realize upon or exhaust any collateral security for the Obligations, before enforcing this guaranty.

9.             The liability of the undersigned under this guaranty is in addition to and shall be cumulative with all other liabilities of the undersigned to Schachter as guarantor or otherwise, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Guarantor has executed this Agreement as of the Effective Date.

GUARANTOR

/s/ Timothy Krieger
Timothy Krieger

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EXHIBIT E-2

MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT

THIS MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT is made and entered into on the 18th day of November, 2008, by and among Michael Tufte, a resident of the State of Minnesota (the “Pledgor”), Robert O. Schachter, a resident of the State of Minnesota (the “Pledgee”).

WHEREAS, contemporaneously herewith, the Pledgee is lending to Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Company”), Five Million Five Hundred thousand and 00/100th Dollars ($5,500,000) of cash subject to the terms and conditions of the Promissory Note dated of even date herewith (the “Promissory Note”);

WHEREAS, Pledgor is a member of the Company and will derive direct financial benefit from the Promissory Note;

WHEREAS, to induce the Pledgee to enter into the Promissory Note with the Company, Pledgor has agreed to pledge all of his membership interests now owned or hereafter acquired, in the Company (the “Membership Interest”) to the Pledgee as security for the full and faithful payment and performance of the Company’s obligations under the Promissory Note and all renewals, refinancings and extensions thereof and any and all other obligations of the Company to the Pledgee (all such debts, liabilities and obligations are hereinafter collectively referred to as the “Obligations”).

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Pledge. To secure the payment and performance of the Obligations, Pledgor hereby grants a security interest to the Pledgee in and to the Membership Interest, together with all additions thereto, substitutions therefor, proceeds thereof and all distributions, income and dividends with respect thereto as well as all rights in connection with the foregoing (collectively, the “Collateral”).

2.             Release of Collateral. Upon the full and faithful payment and performance of the Obligations by the Pledgor and Company, Pledgee shall release all of his rights hereunder in and to the Collateral.

3.             Security Interest. As security for the payment of all obligations owed by the Company to the Pledgee under the Promissory Note, Pledgor hereby pledges, assigns, hypothecates, delivers and sets over to Pledgee all of the Collateral, and hereby grants to Pledgee a first priority lien on and security interest in all of the Collateral and all proceeds thereof, until such time as all amounts currently owed or hereinafter owing to Pledgee by the Company under the Promissory Note are paid in full. In furtherance of such pledge, Pledgor shall deliver to Pledgee the original membership certificates representing all of the Collateral, together with Assignments Separate from Certificate executed in blank. Pledgee shall hold such certificates and such assignments solely for purposes of perfecting the security interest granted hereunder and exercising his remedies under Section 4 hereof, and shall return the same to Pledgor upon payment in full of the Promissory Note.

Pledgor will execute and deliver in such manner and form as the Pledgee may reasonably require, or permit the Pledgee to file and record, any financing statements or other documents that Pledgee may reasonably request in order to perfect his security interest in the Collateral or to exercise and enforce his rights hereunder with respect to the Collateral. The parties agree that a carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed as such.

4.             Events of Default. Each of the following occurrences shall constitute an event of default under this Agreement (herein called “Event of Default”):

a.             The Company or Pledgor shall fail to pay any or all of the Obligations when due and shall fail to cure such default within the period of time provided for in the Promissory Note;

b.             The Pledgor or the Company shall fail to observe or perform any covenant or agreement herein binding on him/it or shall be in default under any other agreement between him/it and the Pledgee;

c.             Any representation or warranty by Pledgor or the Company set forth in this Agreement or made to Pledgee in any financial statements or reports submitted to Pledgee by or on behalf of the Pledgor or the Company shall prove materially false or misleading;

d.             A garnishment summons or a writ of attachment is issued against or served upon the Pledgee for the attachment of any property of the Pledgor or the Company or any indebtedness owing to Pledgor or the Company; or

e.             The Pledgor or the Company shall (i) be or become insolvent (however defined); (ii) voluntarily file, or have filed against them involuntarily, a petition under the United States Bankruptcy Code; or (iii) dissolve or liquidate.

5.             Remedies Upon Default. Upon the occurrence of an Event of Default, the Pledgee may exercise in addition to any of the rights and remedies a secured party can assert under the Minnesota Uniform Commercial Code as now in effect, and to the extent not inconsistent with non-waivable provisions thereof, any one or more of the following rights and remedies, without having to give notice except as is hereinafter specifically provided:

a.             Any or all of the Collateral held by Pledgee hereunder may, at the option of Pledgee and in addition to any other rights Pledgee may possess in such event, be registered in the name of Pledgee or his nominees, as pledgees, and Pledgee or his nominees may thereafter, without notice, exercise all voting and other rights, privileges and options pertaining to any of the Collateral as if he were the absolute owner thereof, including without limitation the right to receive distributions payable thereon, and the right to exchange, at his discretion, any and all of the Collateral all without liability except to account for property actually received by him, and any and all voting and other

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rights, but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

b.             All distributions with respect to any of the Collateral shall be paid to Pledgee to be held by Pledgee as additional security hereunder until applied to any amounts owing by the Pledgor to Pledgee pursuant hereto or pursuant to the Promissory Note.

c.             Pledgee, without demand of performance or other demand, advertisement or notice of any kind to or upon Pledgor or any other person (all and each of which demands, advertisements and/or notices are, to the extent permitted by law, hereby expressly waived), may exercise any and all rights of a secured creditor under the Uniform Commercial Code as in effect in the State of Minnesota. Nothing contained herein shall be deemed to limit or restrict any other remedy available to Pledgee.

d.             The parties hereto agree that any disposition or retention of all or any part of the Collateral in the manner as set forth in this paragraph 5 shall be deemed to be fair and commercially reasonable.

6.             Application of Proceeds. The proceeds from the sale of all or any part of the Collateral and any other cash or property at any time held by the Pledgee under this Agreement shall be applied by Pledgee (i) first, to the payment of all costs and expenses, including reasonable attorney’s fees and disbursements of counsel, incurred by Pledgee and counsel in connection with such sale and/or in collecting the Obligations; (ii) second, to the payment of the principal amount and interest, accrued to the date of the application of such proceeds, and other consideration included in the Obligations equally and ratably, without preference or priority; and (iii) finally, to the payment to Pledgor or his successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds and cash.

7.             Deficiency. If the proceeds of the sale or collection of or other realization upon the Collateral are insufficient to cover the costs and expenses of such realization and the payment in full of the Obligations, the Pledgor shall remain liable to the Pledgee for any deficiency.

8.             Expenses. Pledgor agrees to pay or reimburse the Pledgee for all costs and expenses, including reasonable attorneys’ fees and disbursements of counsel, incurred by Pledgee in connection with the protection, defense or enforcement of this Agreement and/or in exercising any rights and remedies under this Agreement.

9.             Representations, Warranties and Covenants of Pledgor. Pledgor hereby represents and warrants to, and covenants and agrees with Pledgee as follows:

a.             Pledgor, as of the date hereof, is the sole record and beneficial owner of the membership interest constituting the Collateral;

b.             Pledgor has and shall maintain at all times during the term of this Agreement title to the Collateral, free and clear of all liens, charges, security interests and other encumbrances, except for the security interest granted hereby and any granted prior hereto;

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c.             Pledgor has full power and authority to execute this Agreement, to perform his obligations hereunder and to subject the Collateral to the security interests granted hereby;

d.             During the term of this Agreement, Pledgor shall not take any action or fail to take any action which may cause the Company to violate any of the covenants contained herein;

e.             Upon Pledgor’s delivery of the Collateral to the Pledgee, this Agreement creates and grants a valid lien on and perfected security interest in the Collateral;

f.              So long as any of the Obligations remain unpaid or unperformed, Pledgor shall not sell, assign, transfer or otherwise dispose of or encumber all or any part of the Collateral without the prior written consent of the Pledgee; and

g.             Pledgor warrants and will defend Pledgee’s right, title, special property and security interest in and to the Collateral owned by Pledgor against the claims of any person, firm, corporation or other entity.

10.           Entire Agreement. This Agreement contains the entire agreement of the parties hereto and supersedes all prior or contemporaneous agreements and understandings, oral or written, between the parties hereto with respect to subject matter hereof.

11.           Amendment. No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all of the parties hereto.

12.           Successors and Assigns. This Agreement, and the terns, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but except as otherwise expressly provided herein, nothing in this Agreement is to be construed as an authorization or right of any party to assign his rights or delegate his duties under this Agreement without the prior written consent of the other parties hereto.

13.           Governing Law. This Agreement shall be deemed to be a contract made under and shall be construed, interpreted, governed by and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof.

14.           Assignment. The Pledgee shall have the right to assign this Agreement and the security interest granted thereby in connection with an assignment of the Obligations. Upon any such assignment, the assignee shall be entitled, upon notifying Pledgor of such assignment, to performance of all of Pledgor’s duties and obligations under this Agreement and the assignee shall be entitled to all of the rights and remedies of the Pledgee under this Agreement.

15.           Notices. All notices to be given pursuant to this Agreement shall be deemed sufficiently given if hand-delivered or sent by registered or certified mail, postage prepaid, to the parties hereto at the following addresses:

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If to Pledgor:	Michael Tufte
1216 Cedar Lake Road South
Minneapolis, Minnesota 55416

If to Pledgee:	Robert O. Schachter
15446 Village Woods Drive
Eden Prairie, Minnesota 55347

or to such other addresses as any party shall designate in a written notice to the other parties. All such notices shall be effective upon delivery to the designated address.

16.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

17.           Severability. The provisions of this Agreement shall be deemed severable and if any portion hereof shall be held invalid, illegal or unenforceable for any reason, the remainder shall not thereby be invalidated but shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day, month and year first above written.

[Signature page to follow]

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PLEDGOR:

/s/ Michael Tufte
Michael Tufte

PLEDGEE:

/s/ Robert O. Schachter
Robert O. Schachter

[Signature page to Membership Interest Pledge and Security Agreement by and between Michael Tufte and Robert O. Schachter]

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Exhibit E-3

MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT

THIS MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT is made and entered into on the 18th day of November, 2008, by and among DBJ 2001 Holdings, LLC, a Minnesota limited liability company (the “Pledgor”), Robert O. Schachter, a resident of the State of Minnesota (the “Pledge”).

WHEREAS, contemporaneously herewith, the Pledgee is lending to Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Company”), Five Million Five Hundred thousand and 00/100th Dollars ($5,500,000) of cash subject to the terms and conditions of the Promissory Note dated of even date herewith (the “Promissory Note”);

WHEREAS, Pledgor is a member of the Company and will derive direct financial benefit from the Promissory Note;

WHEREAS, to induce the Pledgee to enter into the Promissory Note with the Company, Pledgor has agreed to pledge all of its membership interests now owned or hereafter acquired, in the Company (the “Membership Interest”) to the Pledgee as security for the full and faithful payment and performance of the Company’s obligations under the Promissory Note and all renewals, refinancings and extensions thereof and any and all other obligations of the Company to the Pledgee (all such debts, liabilities and obligations are hereinafter collectively referred to as the “Obligations”).

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Pledge.  To secure the payment and performance of the Obligations, Pledgor hereby grants a security interest to the Pledgee in and to the Membership Interest, together with all additions thereto, substitutions therefor, proceeds thereof and all distributions, income and dividends with respect thereto as well as all rights in connection with the foregoing (collectively, the “Collateral”).

2.             Release of Collateral.  Upon the full and faithful payment and performance of the Obligations by the Pledgor and Company, Pledgee shall release all of his rights hereunder in and to the Collateral.

3.             Security Interest.  As security for the payment of all obligations owed by the Company to the Pledgee under the Promissory Note, Pledgor hereby pledges, assigns, hypothecates, delivers and sets over to Pledgee all of the Collateral, and hereby grants to Pledgee a first priority lien on and security interest in all of the Collateral and all proceeds thereof, until such time as all amounts currently owed or hereinafter owing to Pledgee by the Company under the Promissory Note are paid in full. In furtherance of such pledge, Pledgor shall deliver to Pledgee the original membership certificates representing all of the Collateral, together with Assignments Separate from Certificate executed in blank. Pledgee shall hold such certificates and such assignments solely for purposes of perfecting the security interest granted hereunder and exercising his remedies under Section 4 hereof, and shall return the same to Pledgor upon payment in full of the Promissory Note.

Pledgor will execute and deliver in such manner and form as the Pledgee may reasonably require, or permit the Pledgee to file and record, any financing statements or other documents that Pledgee may reasonably request in order to perfect his security interest in the Collateral or to exercise and enforce his rights hereunder with respect to the Collateral. The parties agree that a carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed as such.

4.             Events of Default.  Each of the following occurrences shall constitute an event of default under this Agreement (herein called “Event of Default”):

a.             The Company or Pledgor shall fail to pay any or all of the Obligations when due and shall fail to cure such default within the period of time provided for in the Promissory Note;

b.             The Pledgor or the Company shall fail to observe or perform any covenant or agreement herein binding on him/it or shall be in default under any other agreement between him/it and the Pledgee;

c.             Any representation or warranty by Pledgor or the Company set forth in this Agreement or made to Pledgee in any financial statements or reports submitted to Pledgee by or on behalf of the Pledgor or the Company shall prove materially false or misleading;

d.             A garnishment summons or a writ of attachment is issued against or served upon the Pledgee for the attachment of any property of the Pledgor or the Company or any indebtedness owing to Pledgor or the Company; or

e.             The Pledgor or the Company shall (i) be or become insolvent (however defined); (ii) voluntarily file, or have filed against them involuntarily, a petition under the United States Bankruptcy Code; or (iii) dissolve or liquidate.

5.             Remedies Upon Default.  Upon the occurrence of an Event of Default, the Pledgee may exercise in addition to any of the rights and remedies a secured party can assert under the Minnesota Uniform Commercial Code as now in effect, and to the extent not inconsistent with non-waivable provisions thereof, any one or more of the following rights and remedies, without having to give notice except as is hereinafter specifically provided:

a.             Any or all of the Collateral held by Pledgee hereunder may, at the option of Pledgee and in addition to any other rights Pledgee may possess in such event, be registered in the name of Pledgee or his nominees, as pledgees, and Pledgee or his nominees may thereafter, without notice, exercise all voting and other rights, privileges and options pertaining to any of the Collateral as if he were the absolute owner thereof, including without limitation the right to receive distributions payable thereon, and the right to exchange, at his discretion, any and all of the Collateral all without liability except to account for property actually received by him, and any and all voting and other

2

rights, but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

b.             All distributions with respect to any of the Collateral shall be paid to Pledgee to be held by Pledgee as additional security hereunder until applied to any amounts owing by the Pledgor to Pledgee pursuant hereto or pursuant to the Promissory Note.

c.             Pledgee, without demand of performance or other demand, advertisement or notice of any kind to or upon Pledgor or any other person (all and each of which demands, advertisements and/or notices are, to the extent permitted by law, hereby expressly waived), may exercise any and all rights of a secured creditor under the Uniform Commercial Code as in effect in the State of Minnesota. Nothing contained herein shall be deemed to limit or restrict any other remedy available to Pledgee.

d.             The parties hereto agree that any disposition or retention of all or any part of the Collateral in the manner as set forth in this paragraph 5 shall be deemed to be fair and commercially reasonable.

6.             Application of Proceeds.  The proceeds from the sale of all or any part of the Collateral and any other cash or property at any time held by the Pledgee under this Agreement shall be applied by Pledgee (i) first, to the payment of all costs and expenses, including reasonable attorney’s fees and disbursements of counsel, incurred by Pledgee and counsel in connection with such sale and/or in collecting the Obligations; (ii) second, to the payment of the principal amount and interest, accrued to the date of the application of such proceeds, and other consideration included in the Obligations equally and ratably, without preference or priority; and (iii) finally, to the payment to Pledgor or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds and cash.

7.             Deficiency.  If the proceeds of the sale or collection of or other realization upon the Collateral are insufficient to cover the costs and expenses of such realization and the payment in full of the Obligations, the Pledgor shall remain liable to the Pledgee for any deficiency.

8.             Expenses.  Pledger agrees to pay or reimburse the Pledgee for all costs and expenses, including reasonable attorneys’ fees and disbursements of counsel, incurred by Pledgee in connection with the protection, defense or enforcement of this Agreement and/or in exercising any rights and remedies under this Agreement.

9.             Representations, Warranties and Covenants of Pledgor.  Pledger hereby represents and warrants to, and covenants and agrees with Pledgee as follows:

a.             Pledger, as of the date hereof, is the sole record and beneficial owner of the membership interest constituting the Collateral;

b.             Pledgor has and shall maintain at all times during the term of this Agreement title to the Collateral, free and clear of all liens, charges, security interests and other encumbrances, except for the security interest granted hereby and any granted prior hereto;

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c.             Pledgor has full power and authority to execute this Agreement, to perform its obligations hereunder and to subject the Collateral to the security interests granted hereby;

d.             During the term of this Agreement, Pledgor shall not take any action or fail to take any action which may cause the Company to violate any of the covenants contained herein;

e.             Upon Pledgor’s delivery of the Collateral to the Pledgee, this Agreement creates and grants a valid lien on and perfected security interest in the Collateral;

f.              So long as any of the Obligations remain unpaid or unperformed, Pledgor shall not sell, assign, transfer or otherwise dispose of or encumber all or any part of the Collateral without the prior written consent of the Pledgee; and

g.             Pledgor warrants and will defend Pledgee’s right, title, special property and security interest in and to the Collateral owned by Pledgor against the claims of any person, firm, corporation or other entity.

10.           Entire Agreement.  This Agreement contains the entire agreement of the parties hereto and supersedes all prior or contemporaneous agreements and understandings, oral or written, between the parties hereto with respect to subject matter hereof.

11.           Amendment.  No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all of the parties hereto.

12.           Successors and Assigns.  This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but except as otherwise expressly provided herein, nothing in this Agreement is to be construed as an authorization or right of any party to assign its rights or delegate its duties under this Agreement without the prior written consent of the other parties hereto.

13.           Governing Law.  This Agreement shall be deemed to be a contract made under and shall be construed, interpreted, governed by and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof.

14.           Assignment.  The Pledgee shall have the right to assign this Agreement and the security interest granted thereby in connection with an assignment of the Obligations. Upon any such assignment, the assignee shall be entitled, upon notifying Pledgor of such assignment, to performance of all of Pledgor’s duties and obligations under this Agreement and the assignee shall be entitled to all of the rights and remedies of the Pledgee under this Agreement.

15.           Notices.  All notices to be given pursuant to this Agreement shall be deemed sufficiently given if hand-delivered or sent by registered or certified mail, postage prepaid, to the parties hereto at the following addresses:

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If to Pledgor:	DBJ 2001 Holdings, LLC 5408 Stauder Circle Edina, Minnesota 55436

If to Pledgee:	Robert O. Schachter 15446 Village Woods Drive Eden Prairie, Minnesota 55347

or to such other addresses as any party shall designate in a written notice to the other parties. All such notices shall be effective upon delivery to the designated address.

16.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

17.           Severability.  The provisions of this Agreement shall be deemed severable and if any portion hereof shall be held invalid, illegal or unenforceable for any reason, the remainder shall not thereby be invalidated but shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day, month and year first above written.

[Signature page to follow]

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PLEDGOR:

DBJ 2001 HOLDINGS, LLC

By	/s/ David Johnson
David Johnson
Its Chief Manager

PLEDGEE:

/s/s Robert O. Schachter
Robert O. Schacter

[Signature page to Membership Interest Pledge and Security Agreement by and between DBJ 2001 Holdings, LLC and Robert O. Schachter]

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EXHIBIT E-4

MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT

THIS MEMBERSHIP INTEREST PLEDGE AND SECURITY AGREEMENT is made and entered into on the 18th day of November, 2008, by and among Michael D. Slyce, a resident of the State of Minnesota (the “Pledgor”), Robert O. Schachter, a resident of the State of Minnesota (the “Pledgee”).

WHEREAS, contemporaneously herewith, the Pledgee is lending to Galaxy Partners, L.L.C., a Minnesota limited liability company (the “Company”), Five Million Five Hundred thousand and 00/100th Dollars ($5,500,000) of cash subject to the terms and conditions of the Promissory Note dated of even date herewith (the “Promissory Note”);

WHEREAS, Pledgor is a member of the Company and will derive direct financial benefit from the Promissory Note;

WHEREAS, to induce the Pledgee to enter into the Promissory Note with the Company, Pledgor has agreed to pledge all of his membership interests now owned or hereafter acquired, in the Company (the “Membership Interest”) to the Pledgee as security for the full and faithful payment and performance of the Company’s obligations under the Promissory Note and all renewals, refinancings and extensions thereof and any and all other obligations of the Company to the Pledgee (all such debts, liabilities and obligations are hereinafter collectively referred to as the “Obligations”).

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Pledge.  To secure the payment and performance of the Obligations, Pledgor hereby grants a security interest to the Pledgee in and to the Membership Interest, together with all additions thereto, substitutions therefor, proceeds thereof and all distributions, income and dividends with respect thereto as well as all rights in connection with the foregoing (collectively, the “Collateral”).

2.             Release of Collateral.  Upon the full and faithful payment and performance of the Obligations by the Pledgor and Company, Pledgee shall release all of his rights hereunder in and to the Collateral.

3.             Security Interest.  As security for the payment of all obligations owed by the Company to the Pledgee under the Promissory Note, Pledgor hereby pledges, assigns, hypothecates, delivers and sets over to Pledgee all of the Collateral, and hereby grants to Pledgee a first priority lien on and security interest in all of the Collateral and all proceeds thereof, until such time as all amounts currently owed or hereinafter owing to Pledgee by the Company under the Promissory Note are paid in full. In furtherance of such pledge, Pledgor shall deliver to Pledgee the original membership certificates representing all of the Collateral, together with Assignments Separate from Certificate executed in blank. Pledgee shall hold such certificates and such assignments solely for purposes of perfecting the security interest granted hereunder and exercising his remedies under Section 4 hereof, and shall return the same to Pledgor upon payment in full of the Promissory Note.

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Pledgor will execute and deliver in such manner and form as the Pledgee may reasonably require, or permit the Pledgee to file and record, any financing statements or other documents that Pledgee may reasonably request in order to perfect his security interest in the Collateral or to exercise and enforce his rights hereunder with respect to the Collateral. The parties agree that a carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed as such.

4.             Events of Default.  Each of the following occurrences shall constitute an event of default under this Agreement (herein called “Event of Default”):

a.             The Company or Pledgor shall fail to pay any or all of the Obligations when due and shall fail to cure such default within the period of time provided for in the Promissory Note;

b.             The Pledgor or the Company shall fail to observe or perform any covenant or agreement herein binding on him/it or shall be in default under any other agreement between him/it and the Pledgee;

c.             Any representation or warranty by Pledgor or the Company set forth in this Agreement or made to Pledgee in any financial statements or reports submitted to Pledgee by or on behalf of the Pledgor or the Company shall prove materially false or misleading;

d.             A garnishment summons or a writ of attachment is issued against or served upon the Pledgee for the attachment of any property of the Pledgor or the Company or any indebtedness owing to Pledgor or the Company; or

e.             The Pledgor or the Company shall (i) be or become insolvent (however defined); (ii) voluntarily file, or have filed against them involuntarily, a petition under the United States Bankruptcy Code; or (iii) dissolve or liquidate.

5.             Remedies Upon Default.  Upon the occurrence of an Event of Default, the Pledgee may exercise in addition to any of the rights and remedies a secured party can assert under the Minnesota Uniform Commercial Code as now in effect, and to the extent not inconsistent with non-waivable provisions thereof, any one or more of the following rights and remedies, without having to give notice except as is hereinafter specifically provided:

a.             Any or all of the Collateral held by Pledgee hereunder may, at the option of Pledgee and in addition to any other rights Pledgee may possess in such event, be registered in the name of Pledgee or his nominees, as pledgees, and Pledgee or his nominees may thereafter, without notice, exercise all voting and other rights, privileges and options pertaining to any of the Collateral as if he were the absolute owner thereof, including without limitation the right to receive distributions payable thereon, and the right to exchange, at his discretion, any and all of the Collateral all without liability except to account for property actually received by him, and any and all voting and other rights, but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

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b.             All distributions with respect to any of the Collateral shall be paid to Pledgee to be held by Pledgee as additional security hereunder until applied to any amounts owing by the Pledgor to Pledgee pursuant hereto or pursuant to the Promissory Note.

c.             Pledgee, without demand of performance or other demand, advertisement or notice of any kind to or upon Pledgor or any other person (all and each of which demands, advertisements and/or notices are, to the extent permitted by law, hereby expressly waived), may exercise any and all rights of a secured creditor under the Uniform Commercial Code as in effect in the State of Minnesota. Nothing contained herein shall be deemed to limit or restrict any other remedy available to Pledgee.

d.             The parties hereto agree that any disposition or retention of all or any part of the Collateral in the manner as set forth in this paragraph 5 shall be deemed to be fair and commercially reasonable.

6.             Application of Proceeds.  The proceeds from the sale of all or any part of the Collateral and any other cash or property at any time held by the Pledgee under this Agreement shall be applied by Pledgee (i) first, to the payment of all costs and expenses, including reasonable attorney’s fees and disbursements of counsel, incurred by Pledgee and counsel in connection with such sale and/or in collecting the Obligations; (ii) second, to the payment of the principal amount and interest, accrued to the date of the application of such proceeds, and other consideration included in the Obligations equally and ratably, without preference or priority; and (iii) finally, to the payment to Pledgor or his successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds and cash.

7.             Deficiency.  If the proceeds of the sale or collection of or other realization upon the Collateral are insufficient to cover the costs and expenses of such realization and the payment in full of the Obligations, the Pledgor shall remain liable to the Pledgee for any deficiency.

8.             Expenses.  Pledgor agrees to pay or reimburse the Pledgee for all costs and expenses, including reasonable attorneys’ fees and disbursements of counsel, incurred by Pledgee in connection with the protection, defense or enforcement of this Agreement and/or in exercising any rights and remedies under this Agreement.

9.             Representations, Warranties and Covenants of Pledgor.  Pledgor hereby represents and warrants to, and covenants and agrees with Pledgee as follows:

a.             Pledgor, as of the date hereof, is the sole record and beneficial owner of the membership interest constituting the Collateral;

b.             Pledgor has and shall maintain at all times during the term of this Agreement title to the Collateral, free and clear of all liens, charges, security interests and other encumbrances, except for the security interest granted hereby and any granted prior hereto;

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c.             Pledgor has full power and authority to execute this Agreement, to perform his obligations hereunder and to subject the Collateral to the security interests granted hereby;

d.             During the term of this Agreement, Pledgor shall not take any action or fail to take any action which may cause the Company to violate any of the covenants contained herein;

e.             Upon Pledgor’s delivery of the Collateral to the Pledgee, this Agreement creates and grants a valid lien on and perfected security interest in the Collateral;

f.              So long as any of the Obligations remain unpaid or unperformed, Pledgor shall not sell, assign, transfer or otherwise dispose of or encumber all or any part of the Collateral without the prior written consent of the Pledgee; and

g.             Pledgor warrants and will defend Pledgee’s right, title, special property and security interest in and to the Collateral owned by Pledgor against the claims of any person, firm, corporation or other entity.

10.           Entire Agreement.  This Agreement contains the entire agreement of the parties hereto and supersedes all prior or contemporaneous agreements and understandings, oral or written, between the parties hereto with respect to subject matter hereof.

11.           Amendment.  No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all of the parties hereto.

12.           Successors and Assigns.  This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but except as otherwise expressly provided herein, nothing in this Agreement is to be construed as an authorization or right of any party to assign his rights or delegate his duties under this Agreement without the prior written consent of the other parties hereto.

13.           Governing Law.  This Agreement shall be deemed to be a contract made under and shall be construed, interpreted, governed by and enforced in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of laws thereof.

14.           Assignment.  The Pledgee shall have the right to assign this Agreement and the security interest granted thereby in connection with an assignment of the Obligations. Upon any such assignment, the assignee shall be entitled, upon notifying Pledgor of such assignment, to performance of all of Pledgor’s duties and obligations under this Agreement and the assignee shall be entitled to all of the rights and remedies of the Pledgee under this Agreement.

15.           Notices.  All notices to be given pursuant to this Agreement shall be deemed sufficiently given if hand-delivered or sent by registered or certified mail, postage prepaid, to the parties hereto at the following addresses:

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If to Pledgor:	Michael D. Slyce 2568 North Saunders Lake Drive Minnetrista, Minnesota 55364

If to Pledgee:	Robert O. Schachter 15446 Village Woods Drive Eden Prairie, Minnesota 55347

or to such other addresses as any party shall designate in a written notice to the other parties. All such notices shall be effective upon delivery to the designated address.

16.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

17.           Severability.  The provisions of this Agreement shall be deemed severable and if any portion hereof shall be held invalid, illegal or unenforceable for any reason, the remainder shall not thereby be invalidated but shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day, month and year first above written.

(Signature page to follow)

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PLEDGOR:

/s/ Michael D. Slyce
Michael D. Slyce

PLEDGEE:

/s/ Robert O. Schachter
Robert O. Schachter

[Signature page to Membership Interest Pledge and Security Agreement by and between Michael D. Slyce and Robert O. Schachter

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EXHIBIT F

CONSULTANT AGREEMENT

THIS CONSULTANT AGREEMENT (“Agreement”) entered into this 30th day of September, 2008, by and between GALAXY PARTNERS, L.L.C. (“GALAXY PARTNERS”) a Minnesota limited liability company, party of the first part, (hereinafter called “COMPANY”) and DAVID H. LIPKA, party of the second part, (hereinafter called “CONSULTANT”).  The COMPANY, FAIRWAY DIARY AND INGREDIENTS LLC (“FAIRWAY”) and CONSULTANT are jointly referred to as PARTIES (“PARTIES”).

WITNESSETH:

WHEREAS, the CONSULTANT has served as Chairman of Galaxy Nutritional Foods, Inc., a Florida corporation (“GALAXY NF”) and has extensive knowledge and experience regarding GALAXY NF; and

WHEREAS, the COMPANY is making a substantial monetary investment in GALAXY NF by the purchase from Frederick A. DeLuca of shares and a Note issued by GALAXY NF which, upon conversion of the Note into shares of GALAXY NF, will cause the COMPANY to become the majority shareholder of GALAXY NF; and

WHEREAS, the management of the COMPANY and FAIRWAY recognizes that by reason of a lack of experience in GALAXY NF, the value of the COMPANY’S substantial investment in GALAXY NF would be enhanced by engaging CONSULTANT to make available to GALAXY NF his expertise, experience, knowledge of GALAXY NF and with respect to the food business and the personal contacts which CONSULTANT has acquired (hereinafter the “Expertise”); and

WHEREAS, the COMPANY and FAIRWAY, an affiliate of the COMPANY, desire to and has offered to, retain and engage the CONSULTANT, as an independent contractor, to make available to the COMPANY and FAIRWAY, during the term of this Agreement, the necessary and desired Expertise of the CONSULTANT; and

WHEREAS, the CONSULTANT is agreeable to such retention and engagement, but only upon the terms and conditions herein provided;

NOW, THEREFORE, in consideration of the foregoing premises and mutual promises and covenants herein set forth, which the parties agree to keep and perform, it is hereby agreed as follows:

1.                                      Term.  The COMPANY and FAIRWAY hereby retain and engage the CONSULTANT for a term of three (3)
years(s), commencing effective upon the closing at which the COMPANY acquires the Frederick A. DeLuca the shares of GALAXY NF which he owns and the Note issued by GALAXY NF in the principal amount of $2,685,104.17 (the “Closing”).

2.                                      Duties.

(a)           The CONSULTANT shall serve as, and in the capacity of an adviser and consultant to the management of the COMPANY and FAIRWAY with respect to all

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aspects of, and all matters pertaining to, the operation of GALAXY NF and the operations of FAIRWAY and such of its wholly owned subsidiaries with respect to activities and operations in the food business.

(b)           The CONSULTANT accepts such engagement and agrees to perform all such duties of an advisory or consultant nature that may be reasonably requested by the management of the COMPANY and FAIRWAY.  The CONSULTANT shall report and be responsible only to Tim Krieger, Chief Manager/President of the COMPANY and CEO of FAIRWAY, and shall devote his reasonable best efforts during such time as may be reasonably requested to render such services.

(c)           It is further agreed that the inability of the CONSULTANT to render services hereunder by reason of absence and unavailability due to his temporary or permanent illness, disability or incapacity, death, vacation or other scheduled conflict existing at the time of a service request shall not constitute a failure by the CONSULTANT to perform his obligations and shall not be deemed to be a breach or default by the CONSULTANT with the COMPANY or FAIRWAY and the COMPANY and FAIRWAY shall continue to compensate the CONSULTANT hereunder, notwithstanding such absence or unavailability.  It is agreed that consulting services will be provided telephonically and by e-mail except in circumstances which require meetings to be held in person to be effective.

3.                                      Termination.  This Agreement may be terminated by the PARTIES as follows:

(a)           The PARTIES may terminate the Agreement by mutual consent;

(b)           The CONSULTANT or the COMPANY and FAIRWAY may terminate the Agreement upon a material breach of the Agreement continuing after written notice of such breach; or

(c)           A default in the payment due the CONSULTANT by the COMPANY and FAIRWAY for his services.  In the event of termination by CONSULTANT under this paragraph 3C, COMPANY and FAIRWAY shall remain jointly and severally liable for all payments referred to in paragraph 4.

4.                                      Compensation.  In consideration for the agreements herein to be kept and performed by the CONSULTANT, the COMPANY and FAIRWAY agree jointly and severally to pay the CONSULTANT for services (hereinafter the “Compensation”):

(a)           The sum of Three Hundred Thousand and no/00 Dollars ($300,000.00) simultaneously with the Closing.

(b)           Two Hundred Thousand and no/100 Dollars ($200,000.00) payable in six (6) equal quarterly payments beginning at the end of the first quarter after the execution of this Agreement; and

(c)           Notwithstanding the installment basis for payment of Compensation hereunder, but subject to material breach hereof by the CONSULTANT, the

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Compensation to be paid by the COMPANY and FAIRWAY is agreed to be, and shall be, conclusively deemed to be a fixed and unconditional obligation of the COMPANY and FAIRWAY upon the execution of this Agreement.

(d)           The COMPANY and FAIRWAY agree jointly and severally to promptly reimburse CONSULTANT for all reasonable expenses incurred by CONSULTANT in connection with CONSULTANT’S performance under this Agreement.

5.                                      Severability.  The invalidity or unenforceability of any provision of this Agreement or the application thereof to any person or circumstances shall not affect or impair the validity or enforceability of any other provision herein.  Any provision in this Agreement that might otherwise be invalid or unenforceable because of contravention of any applicable law, statute or government regulation, shall be deemed to be amended to the extent necessary to remove the cause of such invalidation or unenforceability and such provision, if so amended, shall remain in full force and effect as a part hereof.

6.                                      Construction.  The identifying heading at the beginning of each paragraph herein is for the purpose of identification only and shall not be used for the purpose of construction or interpretation of any portion of this Agreement.

7.                                      Modification.  This Agreement sets forth the entire understanding and agreement between the PARTIES with respect to the obligation of the CONSULTANT to render substantial services and is the complete and exclusive statement of the terms thereof; and there are no other oral or written agreements with respect thereto.  This Agreement shall not be modified or changed except by written document executed by the PARTIES hereto.

8.                                      Income Tax Treatment.  The CONSULTANT acknowledges and agrees to treat and report all payments of Compensation made by the COMPANY and/or FAIRWAY hereunder as ordinary income as an independent contractor for Federal and State Income Tax purposes.

9.                                      Notices.  Any notice required or permitted to be given under this Agreement shall be in writing and shall be delivered personally, obtaining a receipt, or via United States Mail, first class, registered or certified, postage prepaid, return receipt requested, addressed to the following respective addresses of each party:

AS TO THE COMPANY:	GALAXY PARTNERS, L.L.C
ATTN: TIM KRIEGER
17725 Juniper Path
Lakeville, Minnesota 55044

AS TO FAIRWAY:	FAIRWAY DAIRY AND INGREDIENTS LLC
ATTN: TIM KRIEGER
17725 Juniper Path
Lakeville, Minnesota 55044

AS TO THE CONSULTANT:	DAVID H. LIPKA
19 Oakwood Circle
Roslyn, New York 11576

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10.                               The CONSULTANT Is Not an Agent or Principal of the Company.  The relationship between the CONSULTANT and the COMPANY and FAIRWAY shall be that of an independent consultant to the COMPANY and FAIRWAY and not to be that of agent to principal or employee to employer, and the CONSULTANT shall have no right or power to incur or purport to incur any obligation in the name, or on behalf of the COMPANY or FAIRWAY.

11.                               Remedies for Breach.  In the event of a breach or threatened breach by the CONSULTANT of this Agreement, the COMPANY shall be entitled, among all other legal and equitable remedies available to the COMPANY, to an injunction-restraining the CONSULTANT from violating this Agreement.  Nothing herein shall be construed as prohibiting the COMPANY from pursuing any other remedies available to it for such breach or threatened breach, including recovery of damages.

12.                               Waiver of Breach.  The Waiver by the COMPANY or FAIRWAY of any breach of this Agreement by the CONSULTANT shall not operate or be construed as a waiver by the COMPANY or FAIRWAY of any other breach.

13.                               Assignment.

(a)           All rights and obligations of the COMPANY, FAIRWAY and the CONSULTANT under this Agreement shall inure to the benefit of, and be binding upon, the COMPANY and FAIRWAY and the CONSULTANT, and their respective heirs, successors, administrators and assigns.

(b)           Amounts due the CONSULTANT hereunder which accrue during his lifetime and remain unpaid at the CONSULTANT’S death, shall inure to the CONSULTANT’S Personal Reprehensive, heirs and legatees.

(c)           The CONSULTANT shall not assign, transfer, encumber, hypothecate or otherwise dispose of any of the CONSULTANT’S right, title or interest in, of, to or under this Agreement without the prior written consent of the COMPANY and FAIRWAY, and any purported such assignment, transfer, encumbrance, hypothecation or disposition without such consent shall be prohibited and void.

14.                               Confidentiality.  The COMPANY is required to maintain the confidentiality of its business information and that of GALAXY.  Therefore, the CONSULTANT agrees that he will not disclose to any third party, any information pertaining to the business of the COMPANY, FAIRWAY or GALAXY NF if such information could reasonably be construed as confidential without the prior written consent of the Chief Executive Officer of the Company, except to the extent legally obligated to do so.  The CONSULTANT shall not use the Confidential Information except in the performance of his duties with the COMPANY.

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IN WITNESS WHEREOF, the PARTIES have hereunto set their hand the day and year first above written.

COMPANY:
GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Its: President/CEO

FAIRWAY DAIRY AND INGREDIENTS LLC

By:	/s/ Timothy Krieger
Its: President/CEO

CONSULTANT:

/s/ David H. Lipka
By: DAVID H. LIPKA
Its: Individually

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